UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and our unaudited condensed consolidated interim financial statements as of and for the three-months ended March 31, 2013.

This report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-180674) that was filed with the U.S. Securities and Exchange Commission with an effective date of July 17, 2012.

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three month periods ended March 31, 2013 and 2012. Unless otherwise specified herein, references to the "Company", "we", "us" or "our" shall include Star Bulk Carriers Corp. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission(the "Commission") on March 20, 2013. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are an international company providing worldwide transportation of drybulk commodities through our vessel-owning subsidiaries for a broad range of customers of major bulk cargoes including coal, iron ore, and grains, and minor bulk cargoes including, bauxite, phosphate, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 as a wholly-owned subsidiary of Star Maritime Acquisition Corp., or Star Maritime. On November 30, 2007, we merged with Star Maritime, with Star Bulk being the surviving entity and commenced operations on December 3, 2007, which was the date we took delivery of our first vessel.

Our Fleet

We currently own a fleet of 13 vessels consisting of five Capesize drybulk carriers and eight Supramax drybulk carriers. Our fleet has an average age of 10.4 years and a combined cargo carrying capacity of approximately 1.3 million dwt. We charter seven of our vessels on medium- to long-term time charters, with an average remaining term of approximately 1.8 years, five of our vessels on short-term time charters and one of our vessels on a voyage charter. We consider our vessels on short-term time charters and voyage charters to be employed in the spot market.

The following table presents summary information concerning our fleet as of June 5, 2013:

Vessel Name	Vessel	Size	Year	Daily Gross	Type/
	Type	(dwt)	Built	Hire Rate	Month of Contract Expiry
Star Aurora	Capesize	171,199	2000	$27,500	Time charter/
					July 2013
Star Big	Capesize	168,404	1996	$25,000	Time charter/
					November 2015
Star Borealis	Capesize	179,678	2011	$24,750	Time charter/
					July 2021
Star Mega	Capesize	170,631	1994	$24,500	Time charter/
					August 2014
Star Polaris (1)	Capesize	179,546	2011	$16,500	Time charter/
					October 2013
Star Cosmo (2)	Supramax	52,247	2005	$5,500 first 45 days	Time charter/
				$9,750 thereafter	June 2013
Star Delta (2)	Supramax	52,434	2000	$9,500	Time charter/
					August 2013
Star Epsilon (2)(4)	Supramax	52,402	2001	Freight	Voyage charter/
				$33.00/mt	Expected July 2013
Star Gamma (3)	Supramax	53,098	2002	$14,050	Time charter/
					July 2013
Star Kappa (2)	Supramax	52,055	2001	$13,000	Time charter/
					July 2013
Star Omicron (2)(5)(6)	Supramax	53,489	2005	$9,800	Time charter/
					June 2013
Star Theta	Supramax	52,425	2003	$8,900	Time charter/
					October 2013
Star Zeta (2)	Supramax	52,994	2003	$8,250 first 120 days	Time charter/
				$13,000 thereafter	June 2013

1.	Our charterer has an option to extend this time charter for one year at a gross daily rate of $19,000.
2.	We consider these vessels to be employed in the spot market as a result of the short duration of their current charters.
3.	Our charterer has an option to extend this time charter for one year at a gross daily rate of $15,500.
4.	We expect to transport 49,518 metric tons under the voyage charter.
5.	In addition to daily gross hire rate, we received a ballast bonus of $50,000 in connection with the repositioning of the vessel by the charterer.
6.	Our charterer has an option to redelivery the vessel in Far East; in that case the rate that will be applied for the whole period will be adjusted to $12,800 from $9,800.

RECENT AND OTHER DEVELOPMENTS

On March 21, 2013, our Board of Directors adopted the 2013 Equity Incentive Plan (the 2013 Plan) and reserved for issuance 240,000 common shares thereunder. The terms and conditions of the 2013 Equity Incentive Plan are substantially similar to the terms and conditions of our previous Equity Incentive Plans. We plan to issue an aggregate of 270,000 shares to our directors, executive officers (including our former director Mr. Peter Espig) and employees under our 2011 and 2013 Equity Incentive Plans. All of the newly issued shares will vest on March 21, 2014, other than 12,000 common shares awarded to Mr. Espig, which vest immediately.

On March 14, 2013, we agreed to sell the Star Sigma, which was delivered to its purchaser on April 11, 2013.

On May 2, 2013 we announced that our Board of Directors has approved a fully backstopped equity rights offering of $75.0 million that will allow us to raise equity through the sale of up to 14,018,692 common shares. In case the rights offering will be fully subscribed by our existing shareholders, this will result in the issuance of additional 9,117,649 shares based on the terms of the agreement that we have entered into with the backstop investors.

On May 3, 2013, we entered into separate renewal consulting agreements with companies owned and controlled by our Chief Executive Officer and Chief Financial Officer. Under these agreements each company controlled by our Chief Executive Officer and Chief Financial Officer will receive an annual consulting fee of not less than €174,600 (approximately $224,000) and €102,000 (approximately $131,000), using the exchange rate as of March 31, 2013 of $1.28 per €1.00, respectively. The respective agreements have a term of three years and will be renewed for successive one year unless terminated earlier in accordance with their terms.

A. Operating Results

Factors Affecting Our Results of Operations

We currently charter seven of our vessels on medium- to long-term time charters, with an average remaining term of approximately 1.8 years, five of our vessels on short-term time charters and one of our vessels on a voyage charter. Under time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. Under all of these types of charters, we remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. In addition, we are also responsible for the dry docking costs related to our vessels.

In addition, we had a contract of affreightment, or COA, to transport approximately 1.35 million metric tons of iron ore between Brazil and China for Vale International S.A., or Vale, which was completed in February 2012. COAs relate to the carriage of multiple cargoes over the same route and enables the COA holder, usually the vessel owner, to nominate different vessels to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which is usually several years. All of the vessel's operating, voyage and capital costs are the responsibility of the vessel owner. The freight rate is generally set on a per cargo ton basis. Although the majority of vessels in our fleet are employed on medium- to long-term time charters and on short-term time charters, we may employ these and additional vessels under COAs, bareboat charters and voyage charters or in dry bulk carrier pools in the future.

The following table reflects certain operating data for our fleet, including our ownership days, voyage days, and fleet utilization, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

	Three month	Three month
	period ended	period ended
(TCE and Average per day OPEX per vessel expressed in thousands of U.S. dollars)	March 31, 2012	March 31, 2013
Average number of vessels	14.7	14.0
Number of vessels in operation (as of the last day of the periods reported)	14	14
Average age of operational fleet (in years)	10.1	11.1
Ownership days	1,342	1,260
Available days	1,296	1,260
Voyage days for fleet	1,239	1,201
Fleet Utilization	95.6%	95.3%
Time charter equivalent rate	$16,801	$14,316
Average per day Opex per vessel	$5,582	$5,531

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Average age of operational fleet is calculated as at March 31, 2012 and 2013, respectively.
(3)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.
(4)	Available days for the fleet are the ownership days after subtracting for off-hire days as a result of major repairs, dry-docking or special or intermediate surveys or transfer of ownership.
(5)
Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period.
(7)
Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

Time Charter Equivalent (TCE)

Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. We report TCE revenues, a non-GAAP measure, because our management believes it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue as reflected in the unaudited interim consolidated statements of operations:

	Three month	Three month
(In thousands of U.S. Dollars, except as otherwise stated)	period ended	period ended
	March 31, 2012	March 31, 2013
Voyage revenues	27,937	18,230
Less:
Voyage expenses	(8,705)	(2,603)
Amortization of fair value of below/above market acquired time charter agreements	1,584	1,566
Time Charter equivalent revenues	20,816	17,193

Voyage days for fleet	1,239	1,201
Time charter equivalent (TCE) rate (in U.S. Dollars)	16,801	14,316

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire and the level of freight rates, that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Vessel Voyage Expenses

Voyage expenses include hire paid for chartered-in vessels, port and canal charges, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Our voyage expenses primarily consist of hire paid for chartered-in vessels and commissions paid for the chartering of our vessels.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages, bunkers and insurance, may also cause these expenses to increase.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel's cost less the estimated residual value.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives' compensation, legal and accounting expenses.

Interest and Finance Costs

We incur interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We defer financing fees and expenses incurred upon entering into our credit facilities and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest income

We earn interest income on our cash deposits with our lenders.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Special or Intermediate Survey and Dry docking Costs

We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Gain or Loss arising from Freight Derivatives

From time to time, we may take positions in freight derivatives including FFAs and freight options with an objective to utilize those instruments as economic hedge that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. All of our FFAs are settled on a daily basis through London Clearing House (LCH), and there is also a margin maintenance requirement based on marking the contract to market. Freight options are treated as assets/liabilities until they are settled.

RESULTS OF OPERATIONS

Three month period ended March 31, 2013 compared to the three month period ended March 31, 2012

Voyage Revenues: For the three month periods ended March 31, 2013 and 2012, our voyage revenues were approximately $18.2 million and $27.9 million, respectively.

For the three month periods ended, March 31, 2013 and 2012, the TCE rate of our fleet decreased approximately 15% to $14,316 per day from $16,801 per day, respectively.

The decrease in both voyage revenues and TCE rates was primarily due to lower charter rates during the three month period ended March 31, 2013 for some of our vessels, as a result of a decline in the overall dry bulk charter market and the lower number of voyage charters performed by our Company during the quarter (which also led to reduced voyage expenses). In addition, voyage revenues for the three month period ended March 31, 2013 decreased due to lower average number of vessels, 14.0 vessels compared to 14.7, during the relevant period in 2012.

Voyage Expenses: For three month periods ended March 31, 2013 and 2012, our voyage expenses were approximately $2.6 million and $8.7 million, respectively. Consistent with dry bulk industry practice, we paid, during the relevant periods, broker commissions ranging from 1.25% to 5.75% of the total daily charter hire rate of each charter to ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. Voyage expenses also consist of hire paid for chartering-in vessels, port, canal and fuel costs. The decrease in voyage expenses is attributable to [a one time] expense of $4.0 million related to chartering-in a third party vessel to serve a shipment under the Vale COA that was completed in February 2012, during the three month period ended March 31, 2012. Additionally, the reduction in voyage expenses is due to the fact that for the three month period ended March 31, 2013, our vessels were under voyage charter agreements for 89 days and during the three month period ended March 31, 2012, our vessels were under voyage charter agreements for 153 days, which resulted in higher port, canal and fuel costs.

Vessel Operating Expenses: For the three month periods ended March 31, 2013 and 2012, our vessel operating expenses were approximately $7.0 million and $7.5 million, respectively. The decrease in vessel operating expenses is mainly due to fewer ownership days during the three month period ended March 31, 2013, as compared to the relevant period in 2012.

Drydocking Expenses: For the three month periods ended March 31, 2013 and 2012, our drydocking expenses were approximately $0.3 million and $0.1 million, respectively. During the three month periods ended March 31, 2013 and 2012, none of our vessels underwent for drydocking and the respective expenses relate to advance payments of forthcoming drydocking surveys.

Depreciation: For the three month periods ended March 31, 2013 and 2012, depreciation was $4.2 million and $9.8 million, respectively. The decrease in depreciation expense for the three month period ended March 31, 2013, is mainly due to impairment losses recognized as of September 30, 2012, in connection with our oldest Capesize vessel, the Star Sigma and the entire fleet of our eight Supramax vessels, which resulted in a reduced net book value for the respective vessels and the sale of Star Ypsilon that concluded in March 2012.

Loss on sale of vessel: For the three month period ended March 31, 2012, we recorded a loss on sale of vessel of $3.2 million related to the sale of Star Ypsilon.

Other operational gain: For the three month period ended March 31, 2013, other operational gain amounted to $0.9 million, mainly consisting of $0.5 million related to settlement of a commercial claim and of $0.4 million regarding a hull and machinery claim. Other operational gain for the three month period ended March 31, 2012 amounted to $0.1 million and represents a gain derived from a hull and machinery claim.

Other operational loss: For the three month period ended March 31, 2013, other operational loss amounted to $0.2 million representing the expense incurred by us to a third party, pursuant to the terms of the agreement to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims.  The expense of $0.2 million was incurred in connection to the settlement amount of $0.5 million described in other operational gain above. No other operational loss was recorded during the three month period ended March 31, 2012.

Gain on time charter agreement termination: No gain on time charter agreement termination was recorded for the three month period ended March 31, 2013. For the three month period ended March 31, 2012, gain on time charter agreement termination amounted to $6.5 million representing a cash payment of $5.73 million and fuel oil valued at $0.72 million, which were received as compensation for the early redelivery of vessel Star Sigma from its previous charterer.

General and Administrative Expenses: For the three month periods ended March 31, 2013 and 2012, general and administrative expenses were $2.1 million and $3.2 million, respectively. The decrease in general and administrative expenses was mainly due to lower stock based compensation expense by $1.3 million for the three month period ended March 31, 2013, as compared to the relevant period in 2012.

Interest and Finance Costs: For the three month periods ended March 31, 2013 and 2012, interest and finance costs under our term-loan facilities were $1.9 million and $2.2 million, respectively. The decrease in interest and finance costs is mainly attributable to lower average outstanding debt during the three month period ended March 31, 2013, amounting to $213.4 million compared to $257.9 for the relevant period in 2012, which though was partially off-set by an increase in weighted average interest rates during the three month period ended March 31, 2013, amounting to 3.22%, as compared to 3.04%, for the relevant period in 2012. The increase in weighted average interest rates is mainly due to the amendment of our loan agreements, reached in December of 2012.

Cash Flow

Net cash provided by operating activities for the three month periods ended March 31, 2013 and 2012, was $9.0 million and $12.2 million, respectively. Cash flows generated by the operation of our fleet decreased mainly due to lower average TCE rates as a result of the decline in the prevailing freight rate environment. For the three month period ended March 31, 2013, we earned $14,316 TCE rate per day compared to $16,801 TCE rate per day for the three month period ended March 31, 2012. In addition, net cash provided by operating activities, for the three month period ended March 31, 2013, decreased due to fewer voyage days amounted to 1,201 compared to 1,239 days, during the relevant period in 2012.

Net cash provided by investing activities for the three month periods ended March 31, 2013 and 2012, was $9.1 million and $10.5 million, respectively. For the three month period ended March 31, 2013 net cash provided by investing activities consisted of $1.8 million representing the 20% advance received, based on the agreement signed in March 2013, to sell the vessel Star Sigma, which was delivered to its purchaser on April 11, 2013, a decrease of $6.5 million in restricted cash and insurance proceeds amounting to $1.2 offset by additions to vessel costs and other fixed assets amounting to $0.4 million. For the three month period ended March 31, 2012, net cash provided by investing activities, consisted of the proceeds from sale of the vessel Star Ypsilon amounting to $8.0 million, a net decrease of $2.0 million in restricted cash and insurance proceeds amounting to $0.5 million.

Net cash used in financing activities for the three month periods ended March 31, 2013 and 2012 was $12.7 million and $17.5 million, respectively. For the three month period ended March 31, 2013, net cash used in financing activities represents loan installment payments. For the three month period ended March 31, 2012, net cash used in financing activities consisted of loan installment payments amounting to $16.0 million, cash dividend payments of $1.2 million, and $0.3 million paid for the repurchase of 21,294 shares under the terms of the Company's share re-purchase plan, which expired on December 31, 2012.

Liquidity and Capital Resources

Our principal source of funds has been equity provided by our shareholders, long-term borrowing and operating cash flow. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding indebtedness and pay dividends.

Our short-term liquidity requirements include servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and financing activities and paying cash dividends when permissible. Sources of short-term liquidity include our revenues earned from our charters.

We believe that our current cash balance and our operating cash flows will be sufficient to meet our liquidity needs over the next twelve months, despite the sharp decline in the dry bulk charter market beginning in the third quarter of 2008, which has remained at depressed levels to date. Our results of operations have been, and may in the future, be adversely affected by prolonged depressed market conditions.

Our medium and long-term liquidity requirements include funding the equity portion of investments in additional vessels and repayment of long-term debt balances. Potential sources of funding for our medium and long-term liquidity requirements may include new loans we would seek to arrange or equity issuances or vessel sales. As of March 31, 2013, we had outstanding borrowings of $211.4 million of which $25.5 is scheduled to be repaid in the next twelve months.The amount of $25.5 million includes an amount of $4.7 million, the balance of Capesize tranche of Company's loan facility with HSH Nordbank AG, which was fully repaid in April 2013, in connection with the sale of the vessel Star Sigma. Under the amended terms of this facility (described below), as agreed with the lender in December 2012, the balance of the vessel sale proceeds was used to prepay a portion of the remaining loan and the next seven scheduled quarterly installments commencing in April 2013, have been reduced prorata according to the prepayment. As of June 5, 2013, we had $28.0 million in cash and outstanding borrowings of $198.9 million.

We may fund possible growth through our cash balances, operating cash flow, additional long-term borrowing and the issuance of new equity. Our practice has been to acquire dry bulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our dry bulk carriers. In the event that we determine to finance a portion of the purchase price for new vessel acquisitions with debt, and if the current conditions in the credit market continue, we may not be able to secure new borrowing capacity on favorable terms or at all. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These transactions will be principally subject to management's expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. As of June 5, 2013, we do not have any capital commitments.

As of March 31, 2013, cash and cash equivalents increased to $18.3 million compared to $13.0 million as of December 31, 2012 and restricted cash, due to minimum liquidity covenants and cash collateral requirements contained in our loan agreements, decreased to $12.4 million compared to $18.9 million as of December 31, 2012. Our working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital was $1.3 million as of March 31, 2013, compared to a working capital deficit of $4.5 million as of December 31, 2012.

Loan Facilities

For information relating to our loan agreements, please see Note 7 to our audited financial statements for the year ended December 31, 2012 included in our annual report on Form 20-F, which was filed with the Commission on March 20, 2013, and Note 8 to our unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2013, included elsewhere herein.

As of March 31, 2013, we were in compliance with financial and other covenants contained in our amended debt agreements.

Significant Accounting Policies and Critical Accounting Policies

There have been no material changes to our significant accounting policies since December 31, 2012. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited financial statements and "Item 5 — Operating and Financial Review and Prospects," included in our Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the Commission on March 20, 2013 and Note 2 to the unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2013, included elsewhere in this report.

STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

STAR BULK CARRIERS CORP.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2012 and March 31, 2013
(Expressed in thousands of U.S. dollars except for share and per share data)

	December 31, 2012	March 31, 2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,950	$18,312
Restricted cash, current	9,326	2,996
Trade accounts receivable, net	5,969	2,543
Inventories (Note 4)	3,613	2,048
Due from managers	81	81
Due from related parties (Note 3)	147	-
Prepaid expenses and other receivables	5,877	5,100
Vessel held for sale (Note 5)	-	8,354
Total Current Assets	37,963	39,434

FIXED ASSETS
Vessels and other fixed assets, net (Note 5)	291,207	279,086
Total Fixed Assets	291,207	279,086

OTHER NON-CURRENT ASSETS
Deferred finance charges, net	1,636	1,490
Restricted cash , non-current	9,570	9,370
Fair value of above market acquired time charter (Note 6)	14,330	12,764
TOTAL ASSETS	$354,706	$342,144

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 8)	$28,766	$25,500
Due to buyers (Note 5)	-	1,809
Accounts payable	8,264	4,795
Due to related parties (Note 3)	262	2,173
Accrued liabilities	3,422	2,806
Deferred revenue	1,736	1,065
Total Current Liabilities	42,450	38,148

NON-CURRENT LIABILITIES
Long term debt (Note 8)	195,348	185,876
Other non-current liabilities	162	170
TOTAL LIABILITIES	237,960	224,194

STOCKHOLDERS' EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2012 and March 31, 2013 (Note 9)	-	-
Common Stock, $0.01 par value, 300,000,000 shares authorized; 5,400,810 shares issued and outstanding at December 31, 2012 and March 31, 2013 (Note 9)	54	54
Additional paid in capital	520,946	520,992
Accumulated deficit	(404,254)	(403,096)
Total Stockholders' Equity	116,746	117,950
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$354,706	$342,144

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Operations
For the three month periods ended March 31, 2012 and 2013
(Expressed in thousands of U.S. dollars except for share and per share data)

	2012	2013

Revenues:
Voyage revenues	$27,937	$18,230
Management fee income (Note 3)	68	209
Total Revenues	28,005	18,439

Expenses
Voyage expenses	8,705	2,603
Vessel operating expenses	7,491	6,969
Dry docking expenses	96	272
Depreciation	9,771	4,153
Gain on derivative instruments, net (Note 15)	(64)	-
General and administrative expenses	3,203	2,145
Gain on time charter agreement termination (Note 7)	(6,454)	-
Other operational loss (Note 11)	-	225
Other operational gain (Note 10)	(140)	(897)
Loss on sale of vessel ( Note 5)	3,162	-
	25,770	15,470
Operating income/(loss)	2,235	2,969

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(2,164)	(1,875)
Interest and other income	23	64
Total other expenses, net	(2,141)	(1,811)

Net income	$94	$1,158

Earnings per share, basic (Note 12)	$0.02	$0.21
Earnings per share, diluted (Note 12)	$0.02	$0.21

Weighted average number of shares outstanding, basic (Note 12)	5,348,268	5,406,306

Weighted average number of shares outstanding, diluted (Note 12)	5,348,268	5,406,373

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Stockholders' Equity
For the three month periods ended March 31, 2012 and 2013
(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated deficit	Total Stockholders' Equity

BALANCE, January 1, 2012	5,357,224	$54	$520,261	$(86,102)	$434,213

Net Income	-	$-	$-	$94	$94
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 13)	-	-	1,331	-	1,331
Dividend declared and paid (0.225)				(1,201)	(1,201)
Repurchase and cancellation of common shares (Note 9)	(21,294)	(1)	(314)	-	(315)

BALANCE, March 31, 2012	5,335,930	$53	$521,278	$(87,209)	$434,122

BALANCE, January 1, 2013	5,400,810	$54	$520,946	$(404,254)	$116,746
Net Income	-	$-	$-	$1,158	$1,158
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 13)	-	-	46	-	46
BALANCE, March 31, 2013	5,400,810	$54	$520,992	$(403,096)	$117,950

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three month periods ended March 31, 2012 and 2013
(Expressed in thousands of U.S. dollars)

	2012	2013
Cash Flows from Operating Activities:
Net income	$94	$1,158
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	9,771	4,153
Amortization of fair value of above market acquired time charters (Note 6)	1,584	1,566
Amortization of deferred finance charges	136	146
Loss on sale of vessel (Note 5)	3,162	-
Stock-based compensation (Note 13)	1,331	46
Change in fair value of derivatives (Note 15)	(82)	-
Other non-cash charges	31	8
Gain from insurance claim	(140)	(397)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Restricted cash for forward freight and bunker derivatives	153	-
Trade accounts receivable	1,888	3,426
Inventories (Note 4)	787	1,565
Prepaid expenses and other receivables	(768)	4
Due from related parties (Note 3)	(35)	147
Due from managers	(11)	-
Increase/(Decrease) in:
Accounts payable	(3,004)	(3,469)
Due to related parties (Note 3)	(64)	1,911
Accrued liabilities	(635)	(616)
Due to managers	(48)	-
Deferred revenue	(1,936)	(671)
Net cash provided by Operating Activities	12,214	8,977

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other assets	(13)	(386)
Cash proceeds from vessel sale (Note 5)	7,990	1,809
Insurance proceeds	550	1,170
Decrease in restricted cash	2,480	6,530
Increase in restricted cash	(477)	-
Net cash provided by Investing Activities	10,530	9,123

Cash Flows from Financing Activities:
Proceeds from bank loans
Loan repayment	(16,027)	(12,738)
Repurchase of common shares	(315)	-
Cash dividend	(1,201)	-
Net cash used in Financing Activities	(17,543)	(12,738)

Net increase in cash and cash equivalents	5,201	5,362
Cash and cash equivalents at beginning of period	15,072	12,950

Cash and cash equivalents at end of the period	$20,273	$18,312
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest	2,145	1,575

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

1.	Basis of Presentation and General Information:

Star Bulk Carriers ("Star Bulk" or the "Company") is a public shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece.

Star Bulk shares started trading on the NASDAQ Global Select Market on December 3, 2007 under the ticker symbols SBLK. The accompanying unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its subsidiaries, which are hereinafter collectively referred to as the "Company," and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2013, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2013.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the Company's Annual Report on Form 20-F for the year ended December 31, 2012.

Below is the list of the Company's subsidiaries, all wholly owned, as of March 31, 2013:

Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
Star Bulk Management Inc.	—	—	—	—
Starbulk S.A.	—	—	—	—
Star Bulk Manning LLC	—	—	—	—

	Vessels in operation at March 31, 2013
Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
Star Big LLC	Star Big	168,404	July 25, 2011	1996
Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
Star Mega LLC	Star Mega	170,631	August 16, 2011	1994
Star Polaris LLC	Star Polaris	179,546	November 14, 2011	2011
Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
Star Delta LLC	Star Delta (ex F Duckling)	52,434	January 2, 2008	2000
Star Epsilon LLC	Star Epsilon (ex G Duckling)	52,402	December 3, 2007	2001
Star Gamma LLC	Star Gamma (ex C Duckling)	53,098	January 4, 2008	2002
Star Kappa LLC	Star Kappa (ex E Duckling)	52,055	December 14, 2007	2001
Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
Star Theta LLC	Star Theta (ex J Duckling)	52,425	December 6, 2007	2003
Star Zeta LLC	Star Zeta (ex I Duckling)	52,994	January 2, 2008	2003

	Vessels held for sale at March 31, 2013*
Lamda LLC	Star Sigma	184,403	April 15, 2008	1991

	Vessels disposed*
Star Ypsilon LLC	Star Ypsilon	150,940	September 18, 2008	1991

*	For vessels held for sale and disposed refer to Note 5.

2.	Significant Accounting Policies:

A summary of the Company's significant accounting policies is identified in Note 2 on the Company's consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission (SEC) on March 20, 2013. There have been no changes to the Company's significant accounting policies in the three-month period ended March 31, 2013.

3.	Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet
	December 31, 2012	March 31, 2013
Assets
OOCAPE1 Holdings LLC (f)	$147	$-
Total Assets	$147	$-

Liabilities
Interchart Shipping Inc. (a)	$100	$168
Management and Directors Fees (b)	121	23
Combine Marine Ltd (c)	-	10
Maiden Voyage LLC (e)	41	17
OOCAPE1 Holdings LLC (f)	-	1,955
Total Liabilities	$262	$2,173

Statements of Operations	Three month period ended March 31,
	2012	2013
Commission on sale of vessel-Oceanbulk (d)	$91	$-
Voyage expenses-Interchart (a)	338	205
Executive directors consultancy fees (b)	116	117
Non-executive directors compensation (b)	37	26
Office rent - Combine Marine Ltd. (c)	10	10
Management fee income - Maiden Voyage LLC (e)	-	68
Management fee income - OOCAPE1 Holdings LLC (f)	-	68

(a)
Interchart Shipping Inc. or Interchart: Interchart, a company affiliated to Oceanbulk Maritime S.A. (see (d) below), acts as a chartering broker of all the Company's vessels. As of December 31, 2012 and March 31, 2013, the Company had an outstanding liability of $100 and $168, respectively, to Interchart. During the three months ended March 31, 2012 and 2013 the brokerage commission on charter revenue charged by Interchart amounted to $338 and $205, respectively, and is included in "Voyage expenses" in the accompanying unaudited interim condensed consolidated statements of operations.

(b)
Management and Directors Fees: On February 7, 2011, Mr. Spyros Capralos was appointed as the Company's President and Chief Executive Officer, to succeed Mr. Akis Tsirigakis who resigned from those positions on that date, and resigned from the Company's Board of Directors on March 31, 2012. Effective February 7, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's Chief Executive Officer. This agreement has a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company will pay the Chief Executive Officer a base fee at an annual rate of not less than €160,000 (approx. $205, using the exchange rate as of March 31, 2013, 1.28), additionally, the Chief Executive Officer is entitled to receive an annual discretionary bonus, as determined by the Company's Board of Directors in its sole discretion and a minimum guaranteed incentive award of 28,000 shares of stock. These shares vest in three equal installments, the first installment of 9,333 shares vested on February 7, 2012, the second installment of 9,333 shares vested on February 7, 2013 and the last installment of 9,334 shares vests on February 7, 2014.

On April 20, 2012 the Company issued the first installment of 9,333 shares and plans to issue the remaining two installments of 9,333 and 9,334 shares to the Company's Chief Executive Officer in June 2013 and February 2014. During the three month periods ended March 31, 2012 and 2013 the consultancy fees under the specific consulting agreement with the Company's Chief Executive Officer amounted to $59 and $59, respectively.

On May 2, 2011, the Company entered into a consulting agreement with a company owned and controlled by Mr. Simos Spyrou, the Company's Chief Financial Officer,. This agreement has a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company will pay the Chief Financial Officer a base fee at an annual rate of not less than €56,000 (approx. $72, using the exchange rate as of March 31, 2013, 1.28). During the three month periods ended March 31, 2012 and 2013 the consultancy fees under the specific consulting agreement with the Chief Financial Officer amounted to $18 and $19, respectively.

Additionally, the current Chief Financial Officer is entitled to receive an annual discretionary bonus, as determined by the Company's Board of Directors in its sole discretion.

3.	Transactions with Related Parties – (continued):

On May 3, 2013, the Company entered into seperate renewal consulting agreements with companies owned and controlled by the Company's Chief Executive Officer and Chief Financial Officer. Under these agreements, each company controlled by the Company's Chief Executive Officer and Chief Financial Officer will receive an annual consulting fee of not less than €174,600 (approx. $224, using the exchange rate as of March 31, 2013, 1.28) and €102,000 (approx. $131, using the exchange rate as of March 31, 2013, 1.28), respectively. The respective agreements have a term of three years and will be renewed for a successive year unless terminated earlier in accordance with their terms.

On July 1, 2011, the Company entered into a consulting agreement with a company owned and controlled by Mr. Zenon Kleopas, the Company's Chief Operating Officer. This agreement has an indefinite term and each party may terminate the agreement giving one month's notice. Under this agreement, the Company will pay the Chief Operating Officer a base fee at an annual rate of not less than €117,519 (approx. $150, using the exchange rate as of March 31, 2013, 1.28). During the three month periods ended March 31, 2012 and 2013 the consultancy fees under the specific consulting agreement with the Chief Operating Officer amounted to $39, and $39, respectively.

The related expenses for the Company's executive officers for the three month periods ended March 31, 2012 and 2013 were $116 and $117, respectively, and are included under "General and administrative expenses" in the accompanying unaudited interim condensed consolidated statements of operations.

As of December 31, 2012 and March 31, 2013, Star Bulk had an outstanding payable balance of $121 and $23, respectively, with its Management and Directors, representing unpaid fees for their participation in the Board of Directors of the Company and the other special committees of the Board of Directors. The related expenses for the three month periods ended March 31, 2012 and 2013 were $37 and $26, respectively and are included under "General and administrative expenses" in the accompanying unaudited interim condensed consolidated statements of operations.

(c)
Combine Marine Ltd., or Combine Ltd.: On January 1, 2012, Starbulk S.A, entered into a one year lease agreement for office space with Combine Ltd., a company controlled by one of the Company's directors, Mrs. Milena – Maria Pappas and by Mr. Alexandros Pappas, children of the Company's Chairman, Mr. Petros Pappas. The lease agreement provides for a monthly rental of €2,500 (approximately $3.2 , using the exchange rate as of March 31, 2013, 1.28). On January 1, 2013, the agreement was silently renewed and unless terminated by either partry, it will expire in eleven years. The related expense for the rent for the three month periods ended March 31, 2012 and 2013 was $10 and $10, respectively and is included under "General and administrative expenses" in the accompanying unaudited interim condensed consolidated statements of operations. As of December 31, 2012, and March 31, 2013, the Company had an outstanding liability of $0 and $10, respectively, with Combine Marine Ltd.

(d)
Oceanbulk Maritime, S.A., or Oceanbulk: Oceanbulk Maritime S.A, is a ship management company and is controlled by one of the Company's directors Mrs. Milena-Maria Pappas. The Company paid to Oceanbulk a brokerage commission amounting to $91 regarding the sale of vessel Star Ypsilon during the three months ended March 31, 2012 (Note 5). As of December 31, 2012 and March 31, 2013, the Company had no outstanding liability with Oceanbulk.

(e)
Maiden Voyage LLC: Maiden Voyage LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by one of the Company's directors, Mrs. Milena – Maria Pappas. On September 27, 2012, Star Bulk S.A. entered into an agreement with Maiden Voyage LLC, a Marshall Islands company, for the commercial and technical management of the vessel Maiden Voyage, a 2012 built Supramax dry bulk carrier. Pursuant to the terms of this management agreement, Star Bulk S.A. receives a fixed management fee of $0.75 per day beginning on September 28, 2012, and until the agreement's termination by either party giving to the other notice in writing. In this event the agreement shall terminate upon the expiration of a period of two months from the date of notice was given. This vessel is managed under the same strategy as the other vessels in the Company's fleet. The related income for the three months ended March 31, 2013, was $68 and is included under "Management fee income" in the accompanying unaudited interim condensed consolidated statement of operations.  As of December 31, 2012 and March 31, 2013, the Company had an outstanding payable balance of $41 and $17, respectively, with Maiden Voyage LLC.

(f)
OOCAPE1 Holdings LLC: OOCAPE1 Holdings LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by one of the Company's directors Mrs. Milena – Maria Pappas. On October 18, 2012, Star Bulk S.A. entered into an agreement with OOCAPE1 Holdings LLC, a Marshall Islands company, for the commercial and technical management of the vessel Obelix, a 2011 built Capesize dry bulk carrier. Pursuant to the terms of this management agreement, Star Bulk S.A receives a fixed management fee of $0.75 per day beginning on October 19, 2012, and until the agreement's termination by either party giving to the other notice in writing. In this event the agreement shall terminate upon the expiration of a period of two months from the date of notice was given. This vessel is managed under the same strategy as the other vessels in the Company's fleet. The related income for the three months ended March 31, 2013, was $68 and is included under "Management fee income" in the accompanying unaudited interim condensed consolidated statement of operations. As of December 31, 2012, and as of March 31, 2013, the Company had an outstanding receivable of $147 and an outstanding liability of $1,955, respectively, with OOCAPE1 Holdings LLC.

4.	Inventories:

The amounts shown in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	December 31, 2012	March 31, 2013
Lubricants	$1,985	$1,816
Bunkers	1,628	232
Total	$3,613	$2,048

5.	Vessels and Other Fixed Assets, Net:

The amounts in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	December 31, 2012	March 31, 2013
Cost
Vessels	$772,981	$421,992
Other fixed assets	679	681
Impairment charge	(303,219)	-
Total cost	470,441	422,673
Accumulated depreciation	(179,234)	(143,587)
Vessels and other fixed assets, net	$291,207	$279,086

Vessel acquired / disposed during the three month period ended March 31, 2012

On February 22, 2012, the Company entered into an agreement with a third party in order to sell the vessel Star Ypsilon together with a quantity of 667 metric tons of fuel oil, for a contracted price of $9,126 less address commission of 3% and brokerage commission of 2%. The vessel was delivered to her purchasers on March 9, 2012. The net carrying amount of Star Ypsilon as of the date of its delivery was $11,152 and the resulting loss of $3,162 is included under "Loss on sale of vessel" in the accompanying unaudited interim condensed consolidated statement of operations for the three month period ended March 31, 2012.

No vessel acquisitions took place in the three month period ended March 31, 2012.

Vessels acquired / disposed during the three month period ended March 31, 2013

On March 14, 2013, the Company entered into an agreement with a third party to sell the Star Sigma for a contracted price of $9,044 less address commission of 3% and brokerage commission of 2%. The Company classified the vessel as "held for sale" in the accompanying unaudited condensed consolidated balance sheet as of March 31, 2013, since all criteria required for the classification of the vessel as "held for sale" were met. As of March 31, 2013, the Company had received an advance payment from the buyers amounting to $1,809, which is included under "Due to buyers" in the accompanying unaudited condensed consolidated balance sheet as of March 31, 2013. Vessel held for sale is reported at its carrying value, since the vessel's sale price as per the Memorandum of Agreement less expected costs to sell, to approximate its carrying value at the date of the agreement. The vessel was delivered to its purchasers on April 11, 2013.

No vessel acquisitions took place in the three month period ended March 31, 2013.

6.	Fair value of Above Market Acquired Time Charters:

The amortization of fair value of above-market acquired time charters related to the vessels Star Big and Star Mega, which acquired in 2011, amounted to $1,584 and $1,566 for the three month periods ended March 31, 2012 and 2013, respectively, and are included under "Voyage revenues" in the accompanying unaudited interim condensed consolidated statements of operations.

The estimated aggregate amortization expense of the above market acquired time charters until the end of their useful lives is analyzed as follows:

Years	Amount
March 31, 2014	$6,352
March 31, 2015	4,307
March 31,2016	2,105
Total	$12,764

7.	Gain on time charter agreement termination

For the three month period ended March 31, 2012

The vessel Star Sigma, was time chartered to Pacific Bulk Shipping Ltd. at a gross daily charter rate of $38.0 per day for the period from March 1, 2009 until October 29, 2013, and was redelivered earlier to the Company on December 31, 2011. On January 4, 2012, the Company signed an agreement with the charterer in order to receive an amount of $5,734 in cash, as compensation for the early redelivery of the respective vessel. The total amount was received in January 2012. In addition to the cash payment, Pacific Bulk supplied the Company with 1,027 metric tons of fuel, valued at $720. Total amount of $6,454 is included under "Gain on time charter agreement termination" in the accompanying unaudited interim condensed consolidated statement of operations for the period ended March 31, 2012.

No gain on time charter agreement termination was recorded in the three month period ended March 31, 2013.

8.	Long-term Debt:

The principal payments required to be made after March 31, 2013, for all outstanding debt are as follows:

Years	Amount
March 31, 2014	$25,500
March 31, 2015	21,463
March 31, 2016	27,441
March 31, 2017	90,870
March 31, 2018	3,940
March 31, 2019 and thereafter	42,162
Total	$211,376

The March 31, 2014 figure includes an amount of $4,651 regarding the balance of Capesize tranche of Company's loan facility with HSH Nordbank AG, which was fully repaid in April 2013, in connection with the sale of the vessel Star Sigma. Under the amended terms of this facility, as agreed with the lender in December 2012, the balance of the vessel sale proceeds was used to prepay a portion of the remaining loan and the next seven scheduled quarterly installments commencing on April 2013, were reduced pro rata according to the prepayment.

Interest expense for the three month periods ended March 31, 2012 and 2013, amounting to $1,985, and $1,718, respectively, amortization of deferred finance fees amounting to $136 and $146, respectively, and other finance fees amounting to $43, and $11, respectively, and are included under "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations.

As of March 31, 2013, the Company was in compliance with the amended financial and other covenants contained in Company's loan agreements.

All vessels are first-priority mortgaged as collateral to the Company's loan facilities.

9.	Preferred, Common Stock and Additional Paid in Capital:

Preferred Stock: Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the Board of Directors. As ofMarch 31, 2013 the Company has not issued any preferred stock.

Common Stock: Until 2009, Star Bulk was authorized to issue 100,000,000 registered common shares, par value $0.01. On November 23, 2009 at the Company's annual meeting of shareholders, the Company's shareholders voted to approve an amendment to the Amended and Restated Articles of Incorporation increasing the number of common shares that the Company was authorized to issue from 100,000,000 registered common shares, par value $0.01 per share, to 300,000,000 registered common shares, par value $0.01 per share.

Each outstanding share of the Company's common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by the Company's Board of Directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of the Company's securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which the Company may issue in the future.

15-for-1 reverse stock split: Effective as of the opening of trading on October 15, 2012, the Company affected a one-for-fifteen reverse stock split of its common shares. The reverse stock split was approved by shareholders at the Company's 2012 Annual General Meeting of Shareholders held on September 7, 2012. The reverse stock split reduced the number of the Company's common shares from 81,012,403 to 5,400,810 and affected all issued and outstanding common shares. No fractional shares were issued in connection to the reverse split. Shareholders who would otherwise hold a fractional share of the Company's common stock received a cash payment in lieu of such fractional share.

Share re-purchase Plan: On February 23, 2010, the Company's Board of Directors adopted a stock repurchase plan for up to $30,000 to be used for repurchasing the Company's common shares until December 31, 2011. All repurchased shares will be cancelled and removed from the Company's share capital.

On August 10, 2011, the Company's Board of Directors decided to reinstate the share repurchase plan with the limitation of acquiring up to a maximum amount of $3,000 worth of Company's shares, at a maximum price of $1.30 per share. On November 9, 2011, the Company's Board of Directors extended the duration of the share repurchase plan until December 31, 2012.

During the three month period ended March 31, 2012, the Company repurchased and cancelled 21,294 treasury shares, which were repurchased in the open market for an aggregate purchase price of $0.3 million.

No shares were repurchased during the three month period ended March 31, 2013.

10.	Other Operational Gain:

Other operational gain for the three month period ended March 31, 2012 totaled $140 and represented gain from hull & machinery claim. For the three month period ended March 31, 2013, other operational gain totaling $897 represented non-recurring revenue of $500 from the settlement of a commercial claim and a gain from hull & machinery claim of $397.

11.	Other Operational Loss:

On September 29, 2010, the Company agreed with a third party to sell a 45% interest in the future proceeds related to the recovery of certain of the commercial claims against a consideration of $5,000. During the three month period ended March 31, 2013, an expense amounted to $225 incurred by the Company towards the third party based on the agreement mentioned above. This amount is presented in "Other operational loss" in the accompanying unaudited interim condensed consolidated statement of operations for the period ended March 31, 2013. For the three month period ended March 31, 2012, no other operational loss was recorded.

12.	Earnings per Share:

The Company calculates basic and diluted earnings per share as follows:

	Three month period ended March 31,
	2012	2013
Income:
Net income	$94	$1,158

Basic earnings/ per share:
Weighted average common shares outstanding, basic	5,348,268	5,406,306
Basic earnings/ per share	$0.02	$0.21

Effect of dilutive securities:
Dilutive effect of non-vested shares	-	67
Weighted average common shares outstanding, diluted	5,348,268	5,406,373
Diluted earnings/ per share	$0.02	$0.21

The weighted average diluted common shares outstanding for the three month period ended March 31, 2013 includes the effect of 67 shares being the number of incremental shares assumed issued under the treasury stock method.

13.	Equity Incentive Plan:

On February 8, 2007, the Company's Board of Directors adopted a resolution approving the terms and provisions of the Company's Equity Incentive Plan (the 2007 Plan). The Plan is designed to provide certain key persons, whose initiative and efforts are deemed to be important to the successful conduct of the business of the Company with incentives to enter into and remain in the service of the Company, acquire a propriety interest in the success of the Company, maximize their performance and enhance the long-term performance of the Company.

Under the 2007 Plan, officers, key employees, directors and consultants of Star Bulk and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. Star Bulk has reserved a total of 133,333 shares of common stock for issuance under the plan, subject to adjustment for changes in capitalization as provided in the 2007 Plan. As of March 31, 2013, all of these shares have been vested.

On February 23, 2010, the Company's Board of Directors approved the Company's Equity Incentive Plan (the 2010 Plan). The Company has reserved a total of 133,333 shares of common stock for issuance under the 2010 Plan, subject to adjustment for changes in capitalization as provided in the 2010 Plan. All provisions of the 2010 Plan are similar with the 2007 Plan provisions. As of March 31, 2013, all of these shares have been vested.

On August 31, 2011, the Board of Directors adopted the 2011 Equity Incentive Plan (the 2011 Plan). The Company reserved a total of 133,333 shares of common stock for issuance under the 2011 Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in such plan. All provisions of the 2011 Plan are similar with the 2007 and 2010 Plans provisions. As of March 31, 2013, 101,240 of these shares have been vested.

On March 21, 2013, the Board of Directors adopted the 2013 Equity Incentive Plan (the 2013 Plan) and reserved for issuance 240,000 common shares thereunder. The terms and conditions of the 2013 Equity Incentive Plan are substantially similar to the terms and conditions of Company's previous Equity Incentive Plans.  In June 2013, the Company plans to issue  an aggregate of 270,000 shares to the Company's directors, executive officers (including the Company's former director Mr. Peter Espig) and employees under the Company's 2011 and 2013 Equity Incentive Plans. All of the newly issued shares will vest on March 21, 2014, other than 12,000 common shares awarded to Mr. Espig, which vest immediately.

On January 17, 2012, 90,667 restricted common shares were granted to certain directors, officers, employees of the Company and its subsidiaries. The fair value of each share was $13.50 and has been determined by reference to the closing price of the Company's common stock on the grant date. The respective shares were issued on April 20, 2012 and vested on March 30, 2012.

All non-vested shares are conditional upon the grantee's continued service as an employee of the Company, or as a director until the applicable vesting date. The grantee does not have the right to vote such non-vested shares until they vest or exercise any right as a shareholder of these shares, however, the issued and non-vested shares pay dividends as declared.

The Company estimates that there will be no forfeitures of non-vested shares. The shares which are issued in accordance with the terms of the Company's Equity Incentive Plans remain restricted until they vest. For the three month periods ended March 31, 2012 and 2013, stock based compensation cost was $1,331 and $46 respectively, and is included under "General and administrative expenses" in the accompanying unaudited interim condensed consolidated statements of operations.

A summary of the status of the Company's non-vested shares as of March 31, 2013 and the movement during the year ended December 31, 2012 and the three month period ended March 31, 2013, is presented below.

	Number of shares	Weighted Average Grant Date Fair Value

Unvested as at January 1, 2012	28,000	$36.75
Granted	90,667	13.50
Vested	(100,000)	15.67
Unvested as at December 31, 2012	18,667	$36.75

Unvested as at January 1, 2013	18,667	$36.75
Granted	-	-
Vested	(9,333)	36.75
Unvested as at March 31, 2013	9,334	$36.75

As of March 31, 2013, there was $98 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Equity Incentive Plans. The cost is expected to be recognized over a weighted-average period of 0.86 years.

14.	Commitments and Contingencies:

a)	Future minimum contractual charter revenue

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, time charter contracts net of address commission which amounted to $1,849, as of March 31, 2013 will be:

Years ending March 31,	Amount*
2014	$39,618
2015	20,233
2016	14,809
2017	8,737
2018	9,034
2019 and thereafter	29,403
Total	$121,834

* These amounts do not include any assumed off-hire except for the scheduled interim and special surveys of the vessels.

b)
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, for which it has not accrued for, requiring disclosure in the accompanying unaudited interim condensed consolidated financial statements.

The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the board of directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of any policy years other than those that have already been recorded in its condensed consolidated financial statements.

15.	Fair value measurements:

Fair value on a recurring basis

The Company trades in the freight derivatives (FFAs and freight options) and bunker derivatives markets with an objective to utilize those instruments as economic hedge instruments that can be highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Freight derivatives and bunker derivatives trading do not qualify for cash flow hedges for accounting purposes, therefore resulting gains or losses are recognized in the accompanying unaudited interim condensed consolidated statements of operations. For the three month periods ended March 31, 2012 and 2013, gain on freight derivatives contracts was $64 and $0, respectively. For the three month periods ended March 31, 2012 and 2013 nil gain or loss was recognized on bunker derivatives since during the respective periods the Company did not enter into any bunker derivatives contracts.

As of December 31, 2012 and March 31, 2013, no fair value measurement for assets or liabilities were recognized in the Company's unaudited interim condensed consolidated financial statements, since the Company had no open positions on freight and bunker derivatives.

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and non-current restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as of March 31, 2013.

16.	Subsequent Events:

On May 2, 2013 the Company announced that its Board of Directors has approved a fully backstopped equity rights offering of $75.0 million that will allow the Company to raise equity through the sale of up to 14,018,692 common shares. In case the rights offering will be fully subscribed by the Company's existing shareholder, this will result in the issuance of additional 9,117,649 shares, based on the terms of the agreement that the Company has entered into with the backstop investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: June 6, 2013	By:	/s/ SIMOS SPYROU
	Name:	Simos Spyrou
	Title:	Chief Financial Officer